John Bessonette Partner Phone 212-715-9182 Fax 212-715-8044 jbessonette@kramerlevin.com

February 27, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:              Jeffrey Riedler,
Assistant Director

RE:         Helix BioPharma Corp.
Form 20-FR/12G filed February 5, 2009
File No. 000-53508

Dear Ladies and Gentlemen:

On behalf of Helix BioPharma Corp. (“Helix” or the “Company”), we provide Helix’s responses to the comment letter dated February 24, 2009, received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), relating to Helix’s registration statement on Form 20-FR filed on February 5, 2009 (the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments.

General

1.	Comment:	Please update the discussion throughout the document to the most recent date practicable.

Response:

The discussion throughout the Registration Statement has been updated in response to the Staff’s comment.

2.	Comment:
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:

The Company notes the Staff’s comment.

3.	Comment:
In your response letter, please state or refer to our comment number and then explain each change you have made in response to a comment.  In addition, please reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context and expedite our review.

Response:

The response letter reflects the Staff’s comment.

4.	Comment:
We note you have filed an application for confidential treatment for a number of exhibits.  Comments related to any request for confidential treatment will be provided in a separate letter.  Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Response:

The Company notes the Staff’s comment.

5.	Comment:
Please advise us whether your are voluntarily filing the registration statement pursuant to Section 12(g)(1) of the Exchange Act.  If so, please be advised that pursuant to Section 12(g)(1) of the Exchange Act, your registration statement will automatically become effective 60 days after it was filed by operation of law.  As of that date you will be required to file 1934 Act reports in accordance with Sections 12(g) and 13(a) of the Exchange Act.  If you have not resolved all outstanding comments by that time, you may withdraw the registration statement to delay such automatic effectiveness and refile it at such time as you can comply with these comments.

Response:

The Company is voluntarily filing the Registration Statement pursuant to Section 12(g)(1) of the Exchange Act.  The Company notes the Staff’s comment with respect to the registration statement becoming automatically effective.

Risk Factors

“As a “foreign private issuer”, Helix is exempt from certain sections of the Exchange Act...”, page 17.

6.	Comment:
Revise the second to last sentence of this risk factor to state clearly that, because you are a foreign private issuer, your officers, directors and principal shareholders are exempt from Exchange Act Section 16’s short-swing insider disclosure and profit recovery provisions.

Response:

The disclosure has been revised on page 17 of the Registration Statement in response to the Staff’s comment.

“The Company’s finances may fluctuate based on foreign currency exchange rates”, page 26.

7.	Comment:	Disclose the foreign currencies in which the noted purchase transactions and recognized financial assets and liabilities have been denominated, and which have given rise to foreign exchange risks.

Response:

The disclosure has been expanded on page 26 of the Registration Statement in response to the Staff’s comment.

“The Company does not currently qualify for listing on a U.S. national exchange...”, page 27.

8.	Comment:
The comparative corporate governance discussion at p. 27 is much too long for a risk factor. Revise this risk factor by discussing only the major differences between Canadian corporate governance requirements and those of a U.S. national securities exchange, such as Nasdaq, which could present a material risk to investors. You may move the lengthier, more comprehensive comparative corporate governance discussion to the section entitled “Significant Differences with Applicable U.S. Law” (p. 94).

Response:

The disclosure has been revised on page 26 of the Registration Statement in response to the Staff’s comment.

Summary of Quarterly Results (Canadian GAAP), page 51

9.	Comment:	Please revise your disclosure of revenue and net loss for the first quarter of fiscal 2009 to present the information on a consistent basis with the rest of the data contained in the tables.

Response:

The disclosure has been revised on page 52 of the Registration Statement in response to the Staff’s comment.

Management’s Responsibility for Financial Information, page F-1

10.	Comment:
You disclose that KPMG LLP audited the consolidated financial statements for the years ended July 31, 2008, 2002 and 2006. It appears that this disclosure should reference the years ended July 31, 2008, 2007 and 2006. Please revise your disclosure accordingly.

Response:

The disclosure has been revised on page F-1 of the Registration Statement in response to the Staff’s comment.

Financial Statements, page F-1

Note 11 - Differences between generally accepted accounting principles in Canada and the USA, page F-33

11.	Comment:
Please refer to your disclosure on page F-36 regarding recent accounting pronouncements. Please tell whether you have evaluated the applicability of EITF Issue 07-5 to your outstanding warrants, and revise your disclosures as appropriate.

Response:

The Company is required to adopt the provisions of EITF 07-5 for fiscal years beginning after December 15, 2008 (i.e. the fiscal year beginning August 1, 2009 for the Company). The Company has evaluated EITF 07-5 and determined that it will not have an effect on the Company’s financial statements. The disclosure has been revised on page F-37 of the Registration Statement in response to the Staff's comment.

Acknowledgments by the Company

As requested by the Staff, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding this response, please contact me at 212-715-9182.

Sincerely,

/s/ John Bessonette
John Bessonette

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